Lucid Diagnostics Inc.

One Grand Central Place, Suite 4600

New York, New York 10165

212-949-4319

December 1, 2022

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sean Healy

Re:	Lucid Diagnostics Inc.
Registration Statement on Form S-3
File No. 333-268560

Ladies and Gentlemen:

Lucid Diagnostics Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:30 a.m., Tuesday, December 6, 2022, or as soon thereafter as practicable.

Very truly yours,

LUCID DIAGNOSTICS INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer